May 1, 2025

Parag Vora
Portfolio Manager
HG Vora Capital Management, LLC
330 Madison Avenue, 21st Floor
New York, NY 10017

       Re: PENN Entertainment, Inc.
           PREC14A filed April 28, 2025 by Parag Vora et al.
           File No. 000-24206
Dear Parag Vora:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed April 28, 2025
General

1.     We note your disclosure that the Board   s action to reduce the size of
the Board and
       the number of Class II directors is    unlawful.    Please provide a
formal opinion of
       counsel, supported by appropriate legal analysis, that such actions were in violation of
       Pennsylvania law.
2.     Refer to comment 1. Please revise to disclose any pending legal proceedings
       regarding this matter.
3.     Refer to the following disclosure, which appears multiple times in your proxy
       statement:    The GOLD universal proxy card shall be null and void ab
initio and of no
       force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the
       Pennsylvania Business Corporation Law.    Please revise to clarify when
such card
       would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business
 May 1, 2025
Page 2

       Corporation Law.
4.     We note the references throughout your proxy statement to the Company
s    white
       universal proxy card.    However, the Company does not appear to be
using a universal
       proxy card. Please revise or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions